[Fomento Económico Mexicano, S.A.B. de C.V. letterhead]

August 20, 2009

VIA FACSIMILE AND EDGAR TRANSMISSION

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Health Care Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fomento Económico Mexicano, S.A.B. de C.V. Form 20-F for the Year Ended December 31, 2008 Filed June 30, 2008 File No. 333-08752

Dear Ms. Jenkins:

By letter dated August 10, 2009, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the annual report on Form 20-F (“Form 20-F”) filed on June 30, 2009 by Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”). FEMSA is submitting today via EDGAR and facsimile responses to the Staff’s comments.

For convenience, we have reproduced below the Staff’s comment and have provided a response immediately below the comment.

Form 20-F for the Fiscal Year Ended December 31, 2008

Notes to the Consolidated Financial Statements

Note 26. Differences Between Mexican FRS and U.S GAAP (F-48)

It appears that your disclosure in Note 2 (b) on F-10 that the criteria under Mexican FRS for determining an inflationary environment in when the cumulative inflation for the preceding three years is 26% of more. This criteria appears to be inconsistent with the criteria under US GAAP, particularly for your subsidiaries in Nicaragua, Costa Rica and Argentina. Per the guidance of paragraph 830-10-45-11 of the FASB’s Accounting Standards Codification, an inflationary economy is one in which the cumulative inflation for the preceding three years is greater than 100%. Please show us where you have presented the reconciling item for such difference, or tell us why such item is not necessary.

1

Ms. Tia Jenkins, page 2

As disclosed in Note 2 b) of our consolidated financial statements, in accordance with Mexican FRS FEMSA recognizes inflation effects under MFRS B-10 “Inflation Effects” when the cumulative inflation of an economic environment of the three proceeding years is equal to or greater than 26%. In 2008, inflationary economies in which FEMSA operates, according to Mexican FRS, are Venezuela, Nicaragua, Costa Rica and Argentina. These operations are conducted through our subsidiary Coca-Cola FEMSA, S.A.B. de C.V. (“KOF”).

While FEMSA consolidates KOF for purposes of Mexican FRS, FEMSA does not consolidate KOF for U.S. GAAP purposes in accordance with EITF 96-16 “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” as explained in Note 26 of our consolidated financial statements. The stand-alone U.S. GAAP financial information of KOF is recognized in FEMSA through the equity method, which is disclosed as “Participation in Coca-Cola FEMSA” in the Reconciliation of Net Income and in the Reconciliation of Stockholders’ Equity in Note 27 a) and b), respectively, of our consolidated financial statements.

As a result, reconciliation of inflation effects for those countries that do not meet the inflation criteria according to paragraph 830-10-45-11 of the FASB’s Accounting Standards Codification, is explained in Note 26 of the Coca-Cola FEMSA’s consolidated financial statements as follows:

a) Restatement of Prior Year Financial Statements:

Under US GAAP, the Company applies the regulations of the Securities and Exchange Commission of the United States of America (“SEC”), which allowed to the Company to not reconcile prior years’ financial statements for inflation through December 31, 2007 because they were comprehensively restated in constant units of the reporting currency.

Beginning on January 1, 2008, in accordance with NIF B-10, the Company discontinued inflationary accounting for subsidiaries that operate in non-inflationary economic environments. The cumulative effect of previously realized and unrealized results of holding non-monetary assets (RETANM) of previous periods was reclassified to retained earnings as described in Note 2 b). This reclassification does not result in a difference to reconcile for U.S. GAAP purposes since those amounts are ultimately recognized in the Company’s financial statements.

Beginning in 2008, as a result of discontinuing inflationary accounting for subsidiaries that operate in non-inflationary economic environments, the financial statements are no longer considered to be presented in a reporting currency that comprehensively includes the effects of price level changes; therefore, the effects of inflation generated beginning in 2008 result in a difference to be reconciled for US GAAP purposes.

The inflation effects reversed in the reconciliation of net income and stockholders equity of Mexican FRS to U.S. GAAP disclosed in Note 27 a) and b) of the consolidated financial statements of Coca-Cola FEMSA were Ps. 356 million and Ps. 2,153 million, respectively.

Ms. Tia Jenkins, page 3

* * *

As requested by the Staff, FEMSA makes the following acknowledgments:
•	FEMSA is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	FEMSA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned at (52) 81 8328 6010.

Sincerely,

/s/ Javier Astaburuaga Sanjines

Javier Astaburuaga Sanjines

Executive Vice-President of Finance
and Strategic Development / Chief Financial Officer

cc:

Duane McLaughlin

Cleary Gottlieb Steen & Hamilton LLP

Victor Luis Soulé Garcia

    Mancera, S.C., A Member Practice of Ernst and Young Global